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November 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App 2 LLC Offering Statement on Form 1-A Post-Qualification Amendment No. 7 Filed September 12, 2022 File No. 024-11648

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa App 2 LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 1, 2022 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed as Post-Qualification Amendment No. 7 with the Commission on September 12, 022 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing an amended Offering Statement on Form 1-A as Post-Qualification Amendment No. 8 (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s comment has been reproduced in bold italics herein with responses immediately following the comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Amendment No. 7 on Form 1-A POS filed September 12, 2022

Management’s Discussion and Analysis, page 60

1. We note your response to comment 1 and the statement in the Form 1-U filed December 14, 2021 that “the amounts outstanding under the Series’ existing promissory notes issued to Landa Holdings, Inc., the Company’s Manager, were reduced by the respective principal amounts of the Refinance Notes.” Please revise to clarify or advise us why you believe Management’s Discussion and Analysis does not require narrative discussion of the refinancing and separate quantification of the amounts outstanding under the Acquisition Notes and Refinancing Notes. Advise us why updated related party transaction disclosure is not required with respect to the repayment of a material portion of the Acquisition Notes.

Response to Comment No. 1

We respectfully advise the staff that narrative discussion of the refinancing and separate quantification of the amounts outstanding under the Acquisition Notes and Refinancing Notes is included in the Offering Statement and also incorporated by reference to the relevant discussions thereof in the Form 1-U filed on December 14, 2021.

Disclosure regarding the refinancing of the Acquisition Notes is also included under section Description of the Properties – Loans – Acquisition Notes, where narrative disclosure of the initial Acquisition Notes is included, as well as well as a table that shows the original principal amount and current outstanding amounts of such Acquisition Notes. In addition, the disclosure also explicitly indicates that each of the Acquisition Notes are a related-party loan. The series that have had their Acquisition Notes refinanced by Refinance Notes are disclosed in the subsequent section Description of the Properties – Loans – Refinance Notes. This section also specifies that “[e]ach Prior Series has paid down or otherwise discharged all or a portion of the outstanding balance of its Acquisition Note with the proceeds received in exchange for a Refinance Note issued to the Lender”.

Narrative disclosure of the refinancing of the Acquisition Notes with the Refinance Notes is also included under Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments, which incorporates by reference the disclosure contained in the Company’s Form 1-U filed on December 14, 2021. This Form 1-U includes disclosure that the principal amounts of the Refinance Notes were used to reduce “existing promissory notes issued to Landa Holdings, Inc., the Company’s Manager”.

In response to the Staff’s comment and for greater visibility to investors, the Company has included in the Amended Offering Statement a footnote to the incorporation by reference of the Company’s Form 1-U filed December 14, 2021, to highlight that amounts outstanding under the relevant series’ existing promissory notes issued to the Manager were reduced by the principal amount of Refinance Notes. The footnote also includes cross-references to the detailed disclosures about the Acquisition Notes and current financing status under Description of the Properties – Loans – Acquisition Notes and the related party nature of the Acquisition Loans disclosed in Interest of Management and Others in Certain Transactions – Loans. In addition, the introduction to the table incorporating such Form 1-U now specifically indicates that such Form 1-U also may include updates to the repayment of Acquisition Notes and other refinancings. We further respectfully note that the instructions of Form 1-A encourage use of incorporation by reference and cross-referencing to avoid repetition of information.

Pro-forma Condensed Combined Statements Of Operations, page F-145

2. We note your inclusion of the original eight Series on pages F-145 to F-146 and again on pages F-160 to F-161. Please tell us how you determined it was appropriate to present these entities in two places within the same pro forma statements of operations. Alternatively, please revise to remove the superfluous disclosure.

This presentation is based on a previous request from the SEC and is not a duplication. It is combining the profit and loss statements of the Pro Formas  and the Form 1-K.  A similar presentation was previously presented for the balance sheets in response to the Staff’s earlier comment (see below for convenience).  We will change the headings on the financial statements to clarify the presentation.

Comment Response Letter filed July 27, 2022

Combined Financial Statements for Landa App 2 LLC, page F-2

2. In your disclosure on page F-172, you indicate that 28 series had acquired properties as of December 31, 2021. However, the combined and combining financial statements of Landa App 2 LLC for the period ended December 31, 2021 only include the financial position and results of operations of 8 series. Please tell us how you determined it was unnecessary to present audited financial statements for the remaining 20 series. Further, please tell us how you determined it was unnecessary to reflect the activity of these 20 series in the Landa App 2 combined column.

To clarify, the Company advises the Staff that each of the twenty (20) Series referenced in the Staff’s comment was formed in 2022 and, as of December 31, 2021, did not commence operations or hold title to its underlying Property. Therefore, the Company does not believe that it is required to present audited financial statements for such Series or that the Company is required to reflect the activity of these Series in the Company’s combined column. The Company advises the Staff that the Series referenced in the Staff’s comment are each designated as a “New Series” in the Offering Circular. As disclosed in the Offering Circular, the Company expects that Landa Properties will transfer title to the Property underlying each New Series to the applicable Series prior to such New Series’ initial Closing.

 The Company made clarifying changes to the disclosure on pages F-165 and F-172 of the Financial Statement in the Amended Offering Statement and in associated tables (including removing the two Series noted in the response to Comment #7 below).

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Yishai Cohen, Chief Executive Officer
Charles Tomlinson, Head of Accounting

Landa Holdings, Inc..

Farnell Morisset, Esq.

Goodwin Procter LLP

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